Filed by The St. Paul Companies, Inc.
Pursuant to Rule 425 Under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 1-31266

          This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

          Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

          Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

          This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

          Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

###

          The following letter was sent to the Producers of The St. Paul Companies, Inc. and Travelers Property Casualty Corp.:

2

To our Producers:

Today, we are announcing the merger of two of the property and casualty insurance industry’s leading and most financially sound companies — Travelers Property Casualty Corp. and The St. Paul Companies. By joining forces, we will create the nation’s second largest commercial insurer and a leading provider of commercial and personal property casualty insurance products distributed through independent agents and brokers.

With an unparalleled product breadth and geographic reach, the combined company — to be known at The St. Paul Travelers Companies — will be committed to being the market of choice for our producers. It will rank #2 in domestic commercial lines, #2 in agent distributed personal lines, #5 overall among domestic property and casualty companies, and will be one of the top three commercial insurers in 42 states and the District of Columbia. With expected total assets of $107 billion, we will also possess impressive financial strength and stability in a changing industry.

Once the merger is complete, the company will have its corporate headquarters in Saint Paul, Minnesota and remain a Minnesota corporation. The combined company’s commercial lines and personal lines businesses will be consolidated under the Travelers brand and based in Hartford, Connecticut. Its specialty operations, to be known as St. Paul Specialty, will be based in Saint Paul. The St. Paul international business will continue to be based in London.

Attached is the press release that we issued today, together with a fact sheet on our combined company. Both companies will be in communications with you as we move through this process.

It is important for you to know that until the merger closes — which is expected during the second quarter of next year, subject to customary closing conditions, including the approval by the shareholders of both companies as well as certain regulatory approvals — you will see no change in the way we interact with you. Your contacts with our respective companies will remain the same. We will continue to act as competitors in the market until the transaction is closed.

We are deeply committed to making sure that this combination makes us an even more valued partner as you work to build your own business. We hope you share our enthusiasm about the future, as we create a company with outstanding underwriting and distribution capabilities and a strong focus on serving your needs.

Sincerely yours

Jay Fishman Chairman and Chief Executive Officer The St. Paul Companies	Robert I. Lipp Chairman and Chief Executive Officer Travelers Property Casualty Corp.

###

3

FOR IMMEDIATE RELEASE

THE ST. PAUL COMPANIES AND TRAVELERS PROPERTY CASUALTY TO MERGE,
CREATING SECOND LARGEST COMMERCIAL INSURER

Combined Company Will Be a Leading Provider Of Commercial and Personal Property Casualty Insurance Distributed
Through Independent Agents And Brokers

Merger Of Equals Enhances Growth Opportunities

Combined Company Will Have Total Shareholders’ Equity of $20 Billion

SAINT PAUL, Minn. and HARTFORD, Conn. (November 17, 2003) – The St. Paul Companies, Inc. (NYSE: SPC) and Travelers Property Casualty Corp. (NYSE: TAP.A and TAP.B) today announced that they have signed a definitive merger agreement that will create the nation’s second largest commercial insurer, to be known as The St. Paul Travelers Companies. The combined company will be a leading provider of property casualty insurance products distributed through independent agents and brokers and one of the largest financial services companies in the United States. It is expected to have total assets of $107 billion, shareholders’ equity of $20 billion, total capital of $26 billion and net written premiums of $20 billion. With unparalleled product breadth and geographic reach, the combined entity will be uniquely positioned as the property casualty insurer of choice for agents, brokers and customers across the United States.

The Board of Directors of each company has unanimously agreed to the tax-free, stock-for-stock merger. Under the terms of the merger agreement, holders of Travelers Class A and Class B common stock will each receive 0.4334 St. Paul common shares for each Travelers share. The combined company is expected to pay dividends at the annual rate of $0.88 per share. In addition, The St. Paul expects to pay a special dividend to its shareholders prior to the closing, so that in 2004, shareholders of The St. Paul will receive dividends amounting to The St. Paul’s current indicated annual rate of $1.16 per share. The transaction is subject to customary closing conditions, including the approval by the shareholders of both companies as well as certain regulatory approvals. The transaction is expected to close in the second quarter of 2004.

The St. Paul Travelers Companies will remain a Minnesota corporation and will have its corporate headquarters in Saint Paul, Minnesota. The specialty insurance lines, which will be known as St. Paul Specialty, will be based in Saint Paul. The St. Paul’s international business will continue to be based in London. The combined company’s commercial lines and personal lines business will be consolidated under the Travelers brand and based in Hartford, Connecticut. The company will also continue to own The St. Paul’s nearly 80 percent interest in Nuveen Investments, an asset management company serving affluent and high net worth investors.

Jay S. Fishman, 51, chairman and chief executive officer of The St. Paul, will serve as chief executive officer of the combined company, reporting to the new Board of Directors. Robert I. Lipp, 65, chairman and chief executive officer of Travelers, will serve as the company’s executive chairman until January 1, 2006, at which time it is anticipated that Mr. Fishman will become chairman as well as chief executive officer. The new Board of Directors will consist of all current outside directors of both companies as well as Mr. Lipp and Mr. Fishman, resulting in a total of 12 directors from Travelers and 11 from The St. Paul.

Mr. Fishman said, “This transaction represents a unique and compelling opportunity to create one of the nation’s largest and strongest property and casualty insurers, with enhanced prospects for strong and consistent earnings growth. At a time of industry consolidation, we are putting together two outstanding companies with excellent brands and reputations, and similar operating discipline and underwriting skills, to create a significantly larger and more diversified enterprise with a greater ability to assume and manage risk.

“From a financial standpoint,” Mr. Fishman continued, “I expect the transaction to enhance growth opportunities and enable the combined company to benefit from improved efficiencies and economies of scale.”

Mr. Lipp said, “We are very excited about the combination of these two financially strong industry leaders. This transaction brings together two companies with similar performance-based cultures and highly complementary product offerings and geographic reach. With efficient operations, a sound balance sheet, superior technology and a strong national distribution network, the combined company will be well positioned for the long-term in an environment that favors stability and strength.”

The combined company will have a leading position in national accounts, which is a traditional strength of Travelers, and in the highly attractive middle market and small commercial agency businesses. The combination will also benefit from The St. Paul’s expertise and focus in specialty lines. The company will rank #2 in domestic commercial lines, #2 in agent distributed personal lines, #5 overall among domestic property and casualty companies, and will be one of the top three commercial insurers in 42 states and the District of Columbia, according to direct written premium data compiled by AM Best.

Mr. Lipp continued, “Jay and I look forward to working very closely with the seasoned and talented management teams at The St. Paul and Travelers, to see that the combined company achieves its full potential. I am particularly eager to collaborate with Jay on strategic issues once the companies are combined, as we map out a long-term strategy to further solidify the company’s position as a leading agency-based insurer.”

The companies also announced today that Charles J. Clarke, president of Travelers, will become vice chairman of The St. Paul Travelers Companies. Douglas G. Elliot, currently chief operating officer of Travelers, will become chief executive officer of the combined general commercial and personal lines businesses. T. Michael Miller, executive vice president and chief executive officer of Specialty Commercial at The St. Paul, will become chief executive officer of the combined specialty insurance operations. Marita Zuraitis, chief executive officer of The St. Paul’s commercial insurance operations, will become executive vice president of the combined company, initially focused on the integration process. She will also work with Mr. Fishman on operational strategy. Brian MacLean, executive vice president of claim at Travelers and Timothy M. Yessman, chief executive officer of claim at The St. Paul, will both become executive vice presidents in the combined claim operation. John A. MacColl, currently vice chairman of The St. Paul, will continue as a vice chairman of the combined company.

As a result of the combination, The St. Paul Travelers Companies, its shareholders, employees, agents, and customers should benefit from its:

  Considerable financial strength.
  Depth and breadth of product offerings.
  Strong distribution presence with enhanced geographic coverage across the U.S.
  Experienced and well-regarded management team.
  Successful track record in integrating businesses.
  Enhanced growth opportunities, with greater diversity and stability of earnings.
  Greater efficiencies and economies of scale.

Strong Commitments To Saint Paul and Hartford

“We are committed to maintaining a strong presence in both Saint Paul and Hartford, where the two companies have long played meaningful financial, civic and philanthropic roles in their respective home cities,” Mr. Fishman and Mr. Lipp said. “We are confident that this transaction will yield tangible benefits to both communities. Saint Paul will serve as the corporate headquarters of our significantly larger and stronger financial services company and also will be home to our specialty lines business. At the same time, Hartford will be the base of operations for our commercial lines and personal lines businesses.”

Travelers was advised by Citigroup Global Markets and Lehman Brothers. Simpson Thacher & Bartlett LLP acted as Travelers’ legal counsel. The St. Paul was advised in the transaction by Goldman Sachs and Merrill Lynch. Davis Polk & Wardwell acted as legal counsel for The St. Paul.

# # #

Webcast: http://travelers.com/investor/ or http://stpaul.com

The managements of The St. Paul and Travelers will discuss the proposed merger via webcast at 9 a.m. (EDT) today. Following the live event, an audio playback of the webcast will be available and the slide presentation will be archived at the web sites noted above. To listen to the webcast or the playback, click on one of the links above.

About The St. Paul Companies

The St. Paul Companies is headquartered in Saint Paul, Minnesota, and provides commercial property-liability insurance and asset management services. The St. Paul reported 2002 revenue from continuing operations of $8.92 billion and total assets of $39.96 billion, and ranks No. 207 on the 2002 Fortune 500 list of largest U.S. companies. For additional information about The St. Paul’s quarterly results, go to the Investor Relations section of The St. Paul’s web site: www.stpaul.com.

About Travelers Property Casualty Corp.

Travelers Property Casualty Corp. (NYSE: TAP.A. and TAP.B) is a leading provider of a wide range of insurance products. The Company is the second largest writer of homeowners and auto insurance through independent agents. Travelers is the third largest commercial lines insurer, providing a broad range of insurance products including workers’ compensation, integrated disability, property, liability, specialty lines, surety bonds, inland/ocean marine, and boiler and machinery. For more information on Travelers products, see www.travelers.com.

CONTACTS:

For The St. Paul Companies

Media: Shane Boyd

651.310.3846
shane.boyd@stpaul.com

Investors: Laura Gagnon
651.310.7696
laura.gagnon@stpaul.com

For Travelers Property Casualty Corp.

Media: Keith Anderson
860.954.6390

Institutional Investors: Maria Olivo
860.277.8330

Individual Investors: Marc Parr
860.277.0779

This release contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and

The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

###

THE ST. PAUL TRAVELERS COMPANIES, INC.

Second Largest Commercial Insurer in the United States

The combined company and its shareholders, employees, agents, and customers should benefit from:

  Considerable financial strength
  Depth and breadth of product offerings
  Strong distribution presence with enhanced geographic coverage across the U.S.
  Experienced and well-regarded management team
  Strong underwriting culture
  Successful track record in integrating businesses
  Enhanced growth opportunities, with greater diversity and stability of earnings
  Greater efficiencies and economies of scale

With 2002 net written premiums of $20B, The St. Paul Travelers Companies will be:

  #1 agency-based insurance company*
  #2 in domestic commercial lines*
  #2 in agent distributed personal lines*
  #5 overall among domestic property and casualty companies*
  #8 in personal lines*

*based on AM Best Rankings

The St. Paul Companies

  Headquartered in St. Paul, MN, The St. Paul is the 14 largest U.S. property and casualty insurer
  Sixth largest commercial lines insurer, specialty- and industry-focused
  International operations in U.K., Ireland, Canada, Mexico
  Nearly 80% ownership in Nuveen Investments, an asset management company
  9,700 employees and 4,000 licensed agents
  Investment assets of $22.7 billion
  9 month ROE: 17.0%
  Financial strength ratings: A.M. Best: A, Moody’s: A1, S&P: A+
  Debt ratings: S&P: BBB+, Moody’s: A3, Fitch: BBB+

Travelers Property Casualty

  Headquartered in Hartford, CT, Travelers is the fifth largest U.S. Property and Casualty Insurer
  Second largest writer of homeowners and auto insurance through independent agents
  Third largest commercial lines insurer
  Eighth largest personal lines insurer
  21,500 employees and 10,500 licensed agents
  Investment assets of $37.8 billion
  Nine month ROE: 16.3%
  Financial strength ratings: A.M. Best: A++, Moody’s: Aa3, S&P AA-, Fitch: AA
  Senior Debt rating: Moody’s: A2, S&P: A-, Fitch: A

2003 Projected Net Written Premium by Business Unit
   ($ in billions)

	St. Paul Companies	Travelers	Combined

General Commercial Lines:
National	$0.3	$0.8	$1.1
Middle market	1.7	3.3	5.0
Small commercial	1.0	2.1	3.1

Total General Commercial	$3.0	$6.2	$9.2
Specialty Commercial Lines:
Construction	$0.8	$0.5	$1.3
Surety	0.5	0.5	1.0
Financial & Professional Services	0.4	0.3	0.7
Technology	0.3	_	0.3
Public Sector	0.2	_	0.2
Oil and Gas	0.2	_	0.2
Specialty Programs	0.2	_	0.2
Umbrella/E&S Group	0.2	_	0.2
Personal CAT Risk	0.1	_	0.1
Gulf	_	0.6	0.6
International	0.6	_	0.6
Lloyd’s	0.7	_	0.7
Other	0.3	–	0.3

Total Specialty Commercial Lines	$4.5	$1.9	$6.4

Total Commercial Lines	$7.5	$8.1	$15.6
Total Personal Lines	_	5.0	5.0

Total Insurance Premiums	$7.5	$13.1	$20.6

2002 Net Written Premium Distribution by Line

St. Paul

International & Lloyd's 17%
Commercial Multi-Peril 3%
Commercial Automobile 12%
Fidelity & Surety 8%
Property 14%
Other 21%
General Liability 15%
Workers' Compensation 10%

2002 NPW: $6,299 MM

Travelers

Homeowners' & Other 15%
Fidelity & Surety 5%
Personal Automobile 23%
Workers' Compensation 10%
General Liability 9%
Commercial Multi-Peril 17%
Property 9%
Commercial Automobile 12%

2002 NPW: $11,945 MM

The St. Paul Travelers Companies

Fidelity & Surety 6%
International & Lloyd's 6%
Commercial Multi-Peril 13%
Other 7%
Commercial Automobile 12%
Personal Automobile 15%
Property 11%
Homeowners' & Other 9%
Workers' Compensation 10%
General Liability 11%

2002 NPW: $18,244 MM

Source: Company reports.

Commercial Lines Diversification in U.S.

Principal Terms of the Transaction

  The transaction is a tax-free, stock-for-stock merger.

  Under terms of the merger, holders of Travelers class A and class B common stock will receive 0.4334 The St. Paul common shares for each of their shares.

  The combined company is expected to pay dividends at the annual rate of $0.88 per share. In addition, The St. Paul expects to pay a special dividend to its shareholders prior to the closing so that in 2004, shareholders of The St. Paul will receive dividends at The St. Paul’s current rate of $1.16 per share.

  The transaction is subject to certain customary closing conditions, including the approval by the shareholders of both companies as well as certain regulatory approvals. The transaction is expected to close in the second quarter of 2004.

  Corporate headquarters in Saint Paul, Minnesota. The St. Paul Travelers Companies will remain a Minnesota corporation.

  Commercial and personal lines businesses to be consolidated under the Travelers brand, and will be based in Hartford, Connecticut.

  The specialty insurance lines, which will be known as St. Paul Specialty, will be based in Saint Paul. The St. Paul’s international business will continue to be based in London.

  The company will also continue to own a nearly 80 percent stake in Nuveen Investments, an asset management company serving affluent and high net worth investors.

  Jay Fishman will serve as chief executive officer of the combined company; Bob Lipp will serve as the company’s executive chairman until January 1, 2006, at which time it is anticipated that Mr. Fishman will become chairman as well as chief executive officer.

  The new Board of Directors will consist of all current outside directors of both companies, as well as Mr. Lipp and Mr. Fishman, resulting in a total of 12 directors from Travelers and 11 from The St. Paul.

###